SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Act of 1934

For the year ended December 31, 2003

City Holding Company

401(k) Plan and Trust

City Holding Company

25 Gatewater Road

Cross Lanes, West Virginia 25313

City Holding Company

401(k) Plan and Trust

Form 11-K

Year ended December 31, 2003

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

Board of Directors

City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) at of December 31, 2003, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 24, 2004

City Holding Company

401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash and cash equivalents	$33,736	$68,041
Investments at fair value:
Mutual and commingled funds	9,104,104	6,604,949
Common stock of City Holding Company	18,741,078	17,813,013
Participant loans	842,426	483,970

Total assets	28,721,344	24,969,973

Accrued expenses	5,550	4,350
Payable to participants	4,523	—

Net assets available for benefits	$28,711,271	$24,965,623

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$4,822,295
Interest and dividends	520,048

5,342,343

Contributions:
Contributions from employer	476,591
Contributions from employees	1,242,665

1,719,256

Total additions	7,061,599

Deductions
Withdrawals and benefit paid directly to participants	3,296,301
Administrative expenses	19,650

Total payments and expenses	3,315,951

Net increase	3,745,648

Net assets available for benefits:
Beginning of year	24,965,623

End of year	$28,711,271

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements

Year ended December 31, 2003

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2003 and 2002. The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant’s investment elections. If a participant does not elect investment options, all contributions are invested in the default fund as noted by the Plan.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $67,000 and $11,000 in 2003 and 2002, respectively, of participant account balances rolled-over from previous employer plans.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan (continued)

by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

Effective January 1, 2002, City National Bank of West Virginia, a subsidiary of the Company, became the trustee of the Plan’s assets, whereas the trustee prior to this date was an independent third party.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

5. Investments

During 2003, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$3,860,188
Mutual and commingled funds	962,107

Total	$4,822,295

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2003	2002
* City Holding Company common stock	$18,741,078	$17,813,013
Federated Capital Preservation Fund	2,934,247	2,279,914
Federated Stock and Bond Fund, Inc.	1,852,786	1,728,041
Federated Capital Appreciation Fund	1,500,178	1,109,454

*	Party-in-interest

City Holding Company

401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Common stock:
*City Holding Company common stock	534,543 Shares	$18,741,078

Investments in mutual or commingled funds:
Federated Capital Appreciation Fund	62,848 Units	1,500,178
Federated Capital Preservation Fund	293,425 Units	2,934,247
Federated Kaufmann Fund	113,232 Units	561,631
Federated Limited Duration Fund	71,806 Units	674,972
Federated Max-Cap Index Fund	14,106 Units	316,963
Federated Stock and Bond Fund, Inc.	102,647 Units	1,852,786
Federated Stock Trust	8,517 Units	291,879
Federated Total Return Bond Fund	20,304 Units	220,091
Alger Growth Fund	14,332 Units	161,377
Baron Small Cap Fund	16,980 Units	315,147
Janus Advisor International Growth Fund	11,324 Units	274,833

		9,104,104
Cash and cash equivalents:
Cash		12,135
Federated Government Obligation Money Market Fund	21,601 Units	21,601

		33,736
Participant loans (annual interest rates ranging from 5% to 10% and maturities ranging from January 2004 to December 2008)		842,426

Total		$28,721,344

*	Party-in-interest

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 28, 2004